UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For March 24, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

ILLEGAL STRIKE AT HARMONY’S KUSASALETHU MINE ENDS

Johannesburg. Friday, 24 March 2017: Harmony Gold Mining Company Limited (“Harmony”) is pleased to advise that the unprotected strike at its Kusasalethu mine has come to an end. This follows discussions between senior management of Harmony and the senior leadership of the Association of Mineworkers and Construction Union (AMCU).

Harmony CEO, Peter Steenkamp said: “I am pleased that the matter has been resolved and that operations at Kusasalethu will return to normality. Today the parties demonstrated that they are willing and able to put their differences aside in the best interests of our employees and their families.”

Ends

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

24 March 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 24, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director